

Annual Report
2024

Annual Report 2024

Throughout this document, mentions of **Clarity** or **CCC** refer to Clarity Consulting Corporation, a Texas C-Corp formed on June 1, 2018, in Texas (the "Company"). The Company's physical address is 3431 Rayford Rd, Box 200-119, Spring, Tx 77386.

You may contact the Company by emailing info@theclaritycorp.com. This annual report is posted on the Company's website, www.theclaritycorp.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Clarity Consulting Corporation ("CCC" or "Company") is a corporation formed on June 1, 2018, in Texas. The Company's physical address is 3431 Rayford Rd, Box 200-119, Spring, Tx 77386. The Company's web site may be accessed at www.theclaritycorp.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Steve Neiers

Board positions with CCC

Dates	Position	Principal Occupation
May 2021-Present	Chairman	CEO of Clarity

Positions with CCC

Dates	Position	Responsibilities

May 2021 – Present	CEO	Ensure strategy, direction and operations of CCC are successful.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
May 2021 - Present	CCC	CEO of CCC responsible for strategic direction of the company and ensuring operations that promote growth and profitability

Brian Desilets

Board positions with CCC

Dates	Position	Principal Occupation
March 2019 – Present	Secretary	CFO of CCC

Positions with CCC

Dates	Position	Responsibilities
June 2018 - Present	CFO	Managing financial performance of CCC

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
June 2018 - Present	CCC	Financial Consulting and bookkeeping for governmental districts

Paul Williams

Board positions with CCC

Dates	Position	Principal Occupation
March 2019 – Present	Director	CTO of CCC

Positions with CCC

Dates	Position	Responsibilities
June 2018 - Present	CTO	Primary inventor and technologist for CCC, setting technology strategy and implementing

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
June 2018 - Present	CCC	Chief Technologist in charge of developing technical strategy and innovations

Kurt Nauck

Board positions with CCC

Dates	Position	Principal Occupation
March 2019 – Present	Director	Entrepreneur and President of Nauck Enterprises Ltd.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities

June 2019 - Present	Nauck Enterprises Ltd	President, Nauck Enterprises Ltd., responsible for strategy, marketing, finances and delivery of Nauck's Vintage Records and Texas Ready.

Birgit Kamps

Board positions with CCC

Dates	Position	Principal Occupation
June 2021 – Present	Director	CEO of Blindspots Podcast

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
June 2018 - Present	Blindspots Podcast	CEO, Blindspots Podcast and primarily focused on Executive coaching.

Matt Tullos

Board positions with CCC

Dates	Position	Principal Occupation
April 2021 – Present	Director	Entrepreneur and Partner in Created Unlimited.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
June 2019 - Present	Tullos Creative	Partner, Created Unlimited providing consulting services

Robert Yrshus

Board positions with CCC

Dates	Position	Principal Occupation
April 2019 – Present	Director	Financial Advisor for Network 1 Financial Advisors

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
June 2018 - Present	Registered Investment Advisor Representative	RIAR, Network 1 Financial Advisors and Managing Member, BOTiMOR CAPITAL LLC, providing business advice

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Brian Desilets owns 3,980,183 shares of Common Stock, representing a voting power of 30.77%.

Paul Williams owns 3,961,681 shares of Common Stock, representing a voting power of 30.63%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Clarity Consulting Corporation is a Texas-based C Corporation. The Company was founded in 2011 as DeepWaters Bookkeeping, LLC and then became TXMGMT Consulting, LLC. On June 1, 2018, the name was changed to Clarity Consulting Corporation and switched from a Limited Liability Company to a C-Corporation.

During the first years of its existence, the Company provided financial consulting for governmental agencies and offered business turnaround consulting services for corporate customers in the greater Houston area. In April 2018, services were expanded to include business optimization, human capital and cyber security services. In 2018, we recast our Company as Clarity Consulting Corporation in order to herald our new focus on high-impact, high-quality business profitability; efficiency optimization consulting services; and cybersecurity and operations assurance products for customers nationwide.

Services Offered

Clarity provides professional consulting and product research and development (R&D) solutions to assist our clients in creating substantial and ongoing improvements to their information technology (IT) enterprise security across the three component disciplines of *physical security*, *cyber security* and *human behavioral security*. We believe that CCC is quite possibly the only company in the United States offering enterprise level solutions based on a holistic approach incorporating all three of these security disciplines. These solutions include professional services that fall into the following broad categories:

- *Advanced Security Consulting*
- *Security Education & Training*
- *Contract Research & Development*
- *IT Enterprise Risk Management & Optimization*
- *Operations Assurance*

CCC has substantial experience and capabilities in all aspects of enterprise and advanced cyber security consulting services. These include architectural design-level services, expedient and prosecutable incident response services, advanced physical security penetration and risk assessment, behavioral security assessment, and business process engineering. CCC is proud to provide cybersecurity and operations assurance products to public and private entities, and particularly to those that provide critical infrastructure for the well-being of their nation. The Company also provides security-based education, training and R&D, all of which are broadly available to clients in both the public and the private sectors.

Intellectual Property

Clarity currently owns three key technologies that are foundational in providing the products, services and expertise we offer to our clients. However, Clarity's current focus is on developing the cornerstone of our suite of software products; that being Constant Guardian® - a cyber security technology for Industrial Control Systems (ICS) with multiple applications for Enterprise IT networks as well. Further development and marketing of this technology will be critical to our future success as we seek to capture market share from our competitors. (See Exhibit 1 at the end of this document for additional details.)

Market Opportunity

According to data published by Fortune Business Insights, the global cyber security market was valued at USD 139.77 billion in 2021 and is projected to grow from USD 155.83 billion in 2022 to USD 376.32 billion by 2029, at a CAGR (compound annual growth rate) of 13.4% during the forecast period. Specifically, the Operational Technology (OT) cybersecurity market will more than double in less than five years. According to a July 2022 report from MarketsandMarkets, the operational technology security market is estimated at USD 15.5 billion and will maintain a compound annual growth rate of 15.8% from 2022 to 2027 to reach USD 32.4 billion. Notably, that growth puts the OT security market on track to outpace the projected 13.4% CAGR for the broader cybersecurity market from 2022 to 2029.

Our research shows that the cyber security products and services industry is highly fragmented, comprising several thousand companies across the country. Most of these are small owner-operated businesses focused on narrowly defined areas within the broader security industry. Not only does CCC appear to be one of only a few companies addressing the complete physical, cyber and human factor/behavioral portions of enterprise security, we also appear to be the only company performing these services in conjunction with business efficiency optimization, cost reduction and executive coaching services.

Our goal is to be a leading R&D-driven national provider of professional consulting and hardware product solutions for the Fortune 1000 that allows our clients to effectively reengineer their information technology networks and facilities to improve cyber security, reduce costs, provide measurable improvements in return on investment (ROI), and create operational efficiencies that positively and profitably impact their organizations at all levels.

Based on these current product offerings, Clarity estimates that, after all additional patents have been filed, the Constant Guardian® enterprise cyber security suite of products, could generate upwards of $90 million in product sales and licensing revenues within the first five years and upwards of $1 billion in ten years. Please see Exhibit 2 at the end of this document for additional details on the estimated revenue and anticipated market valuation of the Constant Guardian® cyber security product.

Business Strategies

In order to capitalize on existing market opportunity and realize our stated goal, Clarity intends to vigorously pursue the following strategies, listed here in order of priority:

- **Pursue the Development of Our Proprietary Technologies**
  The Company seeks to leverage the career experience of its leadership team to fully develop, license, manufacture and sell a number of new industry-leading technical products beginning with Constant Guardian® for ICS. These efforts may substantially and positively affect Clarity's EBITDA (earnings before interest, taxes, depreciation and amortization) as early as 2025, increasing potential returns for Shareholders as the Company positions itself for exponential growth, a public offering or other liquidity event.

- **Offer a Full Complement of Security-Focused Professional Services and Solutions**
  The Company intends to expand its range of services by leveraging existing relationships, establishing strategic alliances and marketing partnerships with a wide range of organizations that provide dissimilar but complementary offerings, by ramping up its internal R&D efforts to further develop its existing proprietary intellectual security assets, by creating new intellectual property assets (which may be licensed or directly sold); by creating a targeted suite of training programs and seminars, and by deepening its brain trust through qualified hires of key personnel.

- **Focus on High-Margin, High-Growth Opportunities**
  The Company intends to pursue higher value-added projects and business markets which provide opportunities to grow revenue and operating margins by leveraging our senior executive team's sterling national and international contacts. CCC believes that there is significant demand to utilize its services both nationally and internationally by a growing constituency of existing and prospective clients with multi-national and/or international operations.

5. How many employees does the Company currently have? (§ 227.201(e))

CCC currently has 11 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

The Shares offered herein are highly speculative, and prospective purchasers should be aware that any investment in Shares involves a high degree of risk. We have not received an opinion from our independent public accountants; therefore, prospective purchasers should carefully consider the following risk factors.

Financial Considerations

Since we only began introducing our new services in June 2018 and introduced Constant Guardian® in July 2024, Clarity has limited operating history upon which to base future sustained profitability. Therefore, we can give no assurance of such.

CCC showed a modest profit for 2018 and closed the year with working capital and net worth of approximately $14,154 with zero outstanding liabilities. In 2019 and 2020 there were losses amounting to approximately $65,670 and $9,131, respectively. In 2021, gross income was $391,410, primarily from an increase in the financial consulting services and an uptick in cybersecurity consulting. In 2022, gross income increased to $479,990 with a very small profit of $5735. Our 2023 gross income once again increased to $573,591, but we experienced a loss of $220,784 due to the high front-end costs associated with developing our Constant Guardian® intellectual property. Estimated 2024 gross income is $724,218 while the losses are around $256,400, once again due primarily to the development of Constant Guardian® and associated intellectual property.

Though only limited revenue was generated in 2018 through 2024, we believe that – given the technologies CCC is developing – this Company has the potential for significant future revenue. Potential investors should take into account the expenses, delays, uncertainties and complications typically encountered by early-stage businesses, many of which will be beyond our control. These possible risks include the following:

- lack of sufficient capital,
- unanticipated problems,
- delays and expenses relating to product and service development and implementation,
- licensing and marketing difficulties,
- competition,
- technological changes, and
- uncertain market acceptance of our products and services.

Our historical financial data is admittedly of limited value in anticipating future operating expenses, mostly because our primary income is derived from our accounting services for utility districts, but also due to our plans for rapid growth and the increasingly competitive nature of the markets in which we compete. Our planned expense levels are based in part on our expectations concerning future revenue, which is difficult to accurately forecast. We may be unable to adjust spending in a timely manner to compensate for an unexpected shortfall in revenue. Further, business development and marketing expenses may increase significantly as we expand operations. To the extent that these expenses precede revenue (or are not rapidly followed by a corresponding increase in revenue), our business operations and financial condition may be materially and adversely affected.

Capital Needs & Cash Flow

We believe that our existing capital resources and cash flow from operations will be enough to satisfy our requirements over the next few quarters. However, we may be required to seek additional equity or debt financing to fund an increase in service distribution capacity, to cover unanticipated expenses, or to provide financing to take advantage of business opportunities or acquisitions. The timing and amount of any such capital requirements cannot be predicted at this time. There can be no assurance that any such financing will be available on acceptable terms. If financing is not available on satisfactory terms, we may be unable to expand our business at the rate desired and our operating results may be adversely affected. In addition, debt financing increases expenses and must be repaid regardless of operating results, and future equity financing could result in additional dilution to existing stockholders. For these reasons and more, we must carefully manage our growth, or our operating results could suffer.

Marketplace & Competition

Our products and services compete in the security services market with other providers. This competition could result in a loss of (or a failure to gain) market share and commensurately reduced revenue.

Competition for our products and services arises from several sources. Most major security companies provide (or have announced intentions to provide) products and services similar to components within our suite of technologies, although at this time we are aware of none that provide offerings across the three disciplines of physical security, cyber security and human behavioral security. We are also unaware of any company offering products or services with the cyber security features we intend to develop from our existing and forthcoming suite of intellectual properties.

Intellectual Property Development

Our goal to develop and offer products based on our proprietary intellectual property (both current and planned) may not come to fruition. Though we believe that our products and services will compete favorably in the marketplace, we may not maintain a competitive position against current and potential competitors, and market acceptance for our solutions has only been demonstrated on a limited basis. Many current and potential competitors have longer operating histories, greater name recognition, larger installed bases, and significantly greater financial, technical, marketing and sales resources than we do. As a result, competitors may be able to react more quickly to emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. In addition, some of our competitors in particular segments of the security marketplace may broaden or enhance their offerings to provide more comprehensive solutions, thereby competing more effectively with our offerings.

Key Relationships

CCC may engage in licensing, strategic and other contractual relationships by which we would utilize proprietary technology and incorporate key products and services into our customer solutions as required. If any of these relationships are terminated, expired or breached, or if any of these companies cease operations or stop offering a product or service, our operations could be materially impacted. Further, any changes to the offerings provided by these companies under these agreements may require us to change or re-engineer our own services and could cause a material disruption to our business. In any such cases, we cannot provide assurance that we would be able to modify our services in a timely manner, to replace any of the services on favorable terms or to make any necessary modifications at all.

Licenses

We also partially depend upon licensed technology from third parties, and our failure to maintain these licenses could adversely affect us. We deal in technically complex products, including advanced and patented technologies. We currently own two granted U.S. patent, four pending U.S. patents, and two pending international patents, plus valuable computer and network security algorithms which we have elected to protect for the time being as trade secrets, plus four registered service marks for the technologies we utilize, plus standard documentation copyrights. Additionally, we license most of the supporting technology that is integral to the daily operations of our business from third-party vendors such as Microsoft. We also make use of various types of open-source software licenses. Our commercial success will depend in part on this licensed technology not infringing the proprietary rights of others and not breaching technology licenses that cover the technology we use in our business. It is uncertain whether any third-party patents will require us to utilize or develop alternative technology or to alter our products or services, obtain alternative licenses, or cease activities that infringe on third-parties' intellectual property rights. We may not be able to obtain any additional required licenses on commercially favorable terms, if at all. Our inability to acquire any third-party product licenses or to integrate the related third-party products into our products and services could result in delays in product development unless and until equivalent products can be identified, licensed and integrated. We also expect to require new licenses in the future as our business grows and technology evolves. Existing or future licenses may not continue to be available to us on commercially reasonable terms. Litigation, which could result in a substantial cost to us, may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights.

Manufacturers

Problems with manufacturers could disrupt our future product manufacturing supply chain, result in our inability to deliver products and adversely affect our results of operations.

Market Acceptance

Clarity offers a holistic set of enterprise security solutions. Our products and services may not experience broad market acceptance, or such acceptance may not develop in a timely manner or be sustainable. New or increased competition may result in market saturation, more competitive pricing or lower margins. Certain critical issues concerning commercial use of our products and services remain unresolved and may impact the growth of such services. Our business, operating results and financial condition would be materially and adversely affected if the market for our products and services fails to grow, if it grows more slowly than anticipated, if it becomes more competitive, or if our products and services are not accepted by targeted customers even if a substantial market does develop.

Technological Advances

For our company to remain relevant, we must be able to anticipate and respond to rapid technological change and evolving industry standards. This will require us to continually improve the performance and features of existing products and services and to introduce new products and services as quickly as possible, particularly in response to offerings from our competitors. As a result, we will be required to commit significant funds and resources to ongoing product development. Any failure by us to anticipate or respond adequately to technological developments, customer requirements, new design or production techniques, or any commensurate delays in product development or introduction could have a material adverse effect on our operations.

Intellectual Property Rights

Our ability to compete – and ultimately our success – depends in part upon proprietary technology. An inability to successfully protect our intellectual property could therefore impair our competitive advantage. We rely in large part on a combination of copyright, trademark and trade secret laws; nondisclosure agreements; obscurity due to the complexity of our technology; and, where applicable, technical cyber security measures such as access controls and encryption to protect our proprietary properties. We typically do not enter into confidentiality, non-compete or invention assignment agreements with our employees or manufacturers. We do, however, limit access to – and distribution of – our proprietary technology and trade secrets.

Although we intend to pursue registrations for our key intellectual property, we currently rely on common law rights to protect our unregistered trademarks as well as our trade dress rights. Common law trademark rights generally are limited to the geographic area in which the trademark is used, while a U.S. federal registration of a trademark enables the registrant to halt unauthorized use of the trademark anywhere in the United States. Currently, we own two U.S. patents, four pending U.S. patents, two pending international patents, and four registered service trademarks for the technologies we utilize and will seek additional patents on other aspects of our proprietary technology, business processes and products. CCC will vigorously pursue any infringements on any of our intellectual property.

There can be no assurance that our efforts to protect our intellectual property rights will adequately deter misappropriation or independent third-party development of our intellectual property or prevent an unauthorized third party from obtaining or using information that we regard as proprietary. There also can be no assurance that our competitors will not independently develop proprietary property similar to ours. Future litigation may be necessary to protect our trade secrets and other intellectual property rights or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations.

Key Personnel

We do not have long-term agreements with our security team employees and consultants. Accordingly, there is a risk that any employee or consultant that we utilize could cease working with us for any reason at any time. Although we believe that capable replacements could be found, any delay in locating and hiring such persons could result in project delays with a resulting loss of revenue. Failure to deliver products or services to our customers in a timely and accurate manner would harm our reputation, business and results of operations.

Our success depends to a significant degree upon the technical and management skills of our officers and key employees, most particularly those of Mr. Paul Williams, our Chief Technology Officer. The loss of the services of Mr. Williams would likely have a material adverse effect on the Company. Our success also depends upon our ability to attract and retain additional qualified management, marketing, technical and sales executives and personnel. Currently we do not maintain key person life insurance for any of our officers or key employees. The loss of any of our key executives, the use of proprietary or trade secret data by former employees who compete with us, or the failure to attract, integrate, motivate and retain additional key employees could have a material adverse effect on our business.

We compete for such personnel against numerous firms, including larger, more established companies with significantly greater financial resources than we possess. There can be no assurance that we will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

Acquisitions & Divestitures

Any potential future acquisitions or divestitures of technology or companies which we may make will carry inherent risks that could harm our operating results. As part of our business strategy, we may seek to acquire complementary companies or assets, or to divest ourselves of the same. Acquisition and divestiture risks include, among others, the difficulty of assimilating the operations and personnel of the acquired companies; the potential disruption of our ongoing business; the inability of management to maximize our financial and strategic position by the successful incorporation of products, equipment and personnel into our existing line of products and services; the maintenance of uniform standards, controls, procedures and policies; the risks of entering markets in which we have little or no direct prior experience; and the impairment of relationships with employees and customers as a result of changes in management. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with any such acquisitions. In addition, any such acquisitions could materially and adversely affect our operating results as a result of dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses relating to goodwill and other intangible assets, if any.

Shareholder Restrictions

Shares are being offered pursuant to exemptions from registration under applicable federal and state securities laws and therefore will be subject to substantial restrictions on transfer. Furthermore, no public market for the Shares or the underlying Common Stock currently exists or will result from this offering. Accordingly, Shares may be transferred only under appropriate exemptions and only if the transferee provides us with an opinion of counsel that is satisfactory to us to the effect that the proposed transfer complies with appropriate exemptions from the registration requirements of federal and relevant state securities laws. Consequently, holders of Shares may not be able to liquidate their investment in the event of an emergency – or for any other reason – and Shares may not be readily accepted as collateral for a loan. The purchase of Shares, therefore, should be considered only as a long-term investment.

Corporate Control, Discretion & Fiduciary Duty

The control by certain existing stockholders may permit decisions to be made with which you (a stockholder) disagree. Mr. Desilets, Mr. Williams and Mr. Neiers currently own or control – directly or indirectly – 8,960,198 Shares collectively or approximately 44.80% of our authorized Common Stock. (An additional 1,666,667 shares are compensation-based incentives for Mr. Neiers that have not yet been triggered or issued.) These three Shareholders possess a significant influence over the Corporation, giving them the ability to elect a majority to the Board of Directors and approve or disapprove significant corporate transactions. This Share ownership and control may also have the effect of impeding or implementing a merger, consolidation, takeover or other business combination involving the Corporation, or discouraging, delaying or preventing a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Corporation.

This Share ownership and control could have an adverse impact on the value of the Shares. In addition, our certificate of incorporation, bylaws and Texas law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control over our Company, even when those attempts may be in the best interests of our stockholders.

Director Liability

Our certificate of incorporation eliminates the personal liability of a director or officer to our Company and our stockholders for monetary damages for breach of fiduciary duty of care as a director, subject to certain exceptions, to the fullest extent allowed by Texas law. Accordingly, except in limited circumstances, our directors and officers will not be liable to our Company or our stockholders for breach of this duty. Additionally, CCC has purchased Limitation of Directors' Liability & Indemnification insurance for the members of its Board of Directors.

Stock Value & Dividends

You will pay more for our common stock than your pro rata Share of our assets is worth. Further, the determination of the offering price may not reflect the value of the Company. The Share offering price has been determined by the Corporation based on a number of factors including our operating history, our business prospects, an assessment of our management, our present operations, our prospects for earnings, the present state of our development and the general condition of the securities markets at the time of this offering. The offering price is not related to our assets, earnings, book value, net worth or other commonly established criteria of value, and should not be regarded as an indication of any future market price of our Common Stock or the current value of our Company.

Stock Dividends

Our earnings are currently inadequate to cover planned future operating costs. There is no assurance that we will in the future have sufficient funds available to pay dividends on the Shares. We have never paid any cash dividends on our Common Stock and do not currently anticipate that we will pay dividends on our Common Stock in the foreseeable future. We intend to reinvest our earnings in the expansion and development of our business.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	20,000,000	15,017,762	1 vote per share	The holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

You will pay more for our common stock than your pro rata Share of our assets is worth. Further, the determination of the offering price may not reflect the value of the Company. The Share offering price has been determined by the Corporation based on a number of factors including our operating history, our business prospects, an assessment of our management, our present operations, our prospects for earnings, the present state of our development and the general condition of the securities markets at the time of this offering. The offering price is not related to our assets, earnings, book value, net worth or other commonly established criteria of value, and should not be regarded as an indication of any future market price of our Common Stock or the current value of our Company.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of CCC, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in CCC and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Ally Financial	$33,608	11.14%	1/2/2030

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
Private Placement Mar 2023 – Feb 2024	Common Stock	$453,167	Section 4(a)(2)	Technology development, Patent filings, Product Development

Netcapital Crowdfunding: Jun 2024-Nov 2024	Common Stock	$137,597.75	Reg. CF	Technology development, Patent filings, Product Development
Private Placement Feb 2025 – Apr 2025	Common Stock	$5000	Section 4(a)(2)	Product Development

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Overview

Our Company was originally organized as a Limited Liability Company in late 2011 by Brian Desilets and incorporated as a Class C Texas Corporation in June 2018.

Since 2011, annual revenue has grown from a startup to gross revenue of $573,591 in 2023 and gross revenue of $723,984 in 2024. This growth can best be characterized as organic in nature. In 2023, only $3500 of the gross revenue was due to cybersecurity related work, the rest from financial consulting. By the end of 2024, cybersecurity related revenue grew to $91,000, a 26-fold increase. The annual subscription revenue for Constant Guardian® provided the bulk (93%) of the cybersecurity-related revenue. Financial consulting still accounted for 83% of gross revenues in 2025. In mid-2018, the Company reorganized its operations to add cyber security, human capital and business optimization and efficiency consulting services. This decision resulted in a slowdown in revenue growth and an increase in operating expenses as the Company retooled and repositioned to take advantage of its new business model. An operating loss for current year 2025 is expected.

Management expects that the Company's revenue (based solely on internal growth of services sales without any release of – or license revenue from – research and development activities) will increase in fiscal year 2025 (ending December 31) to nearly $1,500,000. About 60% of 2025 revenue will come from annual subscriptions of Constant Guardian®. The other 40% will continue to come from the steadily growing financial services.

Going forward, with the additional funding in place, we will continue research and development of additional patents. The granting of these patents will allow CCC to contract with larger customers and governments (that have already expressed interest in our technology) to provide an estimated 50% year over year growth increase. By mid-year 2025 we expect to bring Constant Guardian® to full market production which should result in much faster growth between years 3 and 5. Furthermore we would expect that Constant Guardian® will begin to make inroads into the enterprise market (Fortune 1000 customers) somewhere between years 3 and 4, which, we anticipate, would also generate significant growth. Somewhere between years 5 and 7 we anticipate expanding to an international customer base to include several friendly foreign governments as well as international corporations which we believe will result in a similar growth in revenue.

Liquidity and Capital Resources

Currently the Company has few capital resources available to it for growth and expansion. Liquidity is also limited due to the commitment of capital reserves to funding existing work in progress for our clients.

Disclosure of Market Risks

While we serve a market that has grown significantly in recent years and seems to be positioned for significant growth in the foreseeable future, we cannot assure investors that this robust opportunity will continue. Also, as the Company currently has very limited resources, any significant change in market conditions could materially impact the ability of the Company to continue operations in the future. Additionally, there are significant organizations with substantially larger resources available to them that provide certain components of the solutions we offer. It is likely that one or more of these companies will increase their investment in the security market and pose a serious threat that could negatively impact our organization.

Recent Accounting Pronouncements

None of the financial data provided has been extrapolated from audited financial statements. The Company intends, if funding succeeds as planned, to begin utilizing the services of an accounting firm that will provide audited statements by the end of 2026. We believe that the representations made herein accurately reflect the current health of our business and are correct to the best of our knowledge and ability.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to Exhibit A for the unaudited financial statements for fiscal years 2023 and 2024.

Ongoing Reporting Requirements

CCC has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Clarity Consulting Corporation will file a report electronically with the SEC annually and post the report on its web site www.theclaritycorp.com no later than 120 days after the end of each fiscal year covered by the report.

I, Steve Neiers, certify that:

The financial statements for the fiscal year ended December 31, 2024 of Clarity Consulting Corporation included in this Form C-AR are true and complete in all material respects.

Steve Neiers
CEO

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit A

Clarity Consulting Corporation
Balance Sheet (Unaudited)
As of December 31, 2024 and 2023

	2024	2023
Assets		
Current Assets		
Cash and Cash Equivalents	$ 356,165	$ 75,856
Receivables	10,225	4,840
Prepaid Expenses	-	3,000
Employee Advances	8,000	9,250
Total Current Assets	374,390	92,946
Noncurrent Assets		
Property, Plant, and Equipment, Net	14,434	44,611
Related Party Loans, Noncurrent	62,437	50,000
Intangible Assets, Net	224,062	186,978
Total Noncurrent Assets	300,933	281,589
Total Assets	675,323	374,535
Liabilities & Stockholders' Equity		
Liabilities		
Current Liabilities		
Accounts Payable and Accrued Expenses	297,455	300,158
Debt, Current	5,477	4,514
Income Tax Liabilities	-	22,230
Total Current Liabilities	302,932	326,902
Noncurrent Liabilities		
Debt, Noncurrent	28,131	34,099
Total Noncurrent Liabilities	28,131	34,099
Total Liabilities	331,063	361,001
Stockholders' Equity		
Common Stock, Authorized 20,000,000 shares; 12,930,158 and 12,259,973 Shares Issued and Outstanding at December 31, 2024 and 2023, Respectively; $0.025 par value per share	323,254	306,499
Additional Paid-In Capital	730,025	406,876
Accumulated Deficit	(709,019)	(699,841)
Total Stockholders' Equity	344,260	13,534
Total Liabilities and Stockholders' Equity	$ 675,323	$ 374,535

Clarity Consulting Corporation
Statement of Income (Unaudited)
As of December 31, 2024 and 2023

	2024	2023
Revenues	$ 723,983	$ 573,590
Operating Expenses		
Salaries, Payroll Taxes and Benefits	508,621	433,329
Research and Development of Software	260,376	187,516
Communications and Information Technology	32,718	29,796
Office Supplies	19,979	27,616
Travel	21,997	17,214
Legal and Other Professional Fees and Services	21,323	11,115
Automobile	11,534	10,993
Bad Debt Expense	2,625	9,814
Other Operating Expense	49,707	7,992
Rent	24,710	7,777
Memberships and Licenses	3,322	3,479
Insurance	15,713	2,995
Repairs and Maintenance	758	1,850
Training	2,023	1,556
Charitable Contributions and Donations	2,250	1,500
Advertising and Promotion	-	1,000
Depreciation	8,858	1,102
Goodwill and Intangible Asset Amortization	16,381	14,082
Total Operating Expenses	1,002,895	770,726
Operating Income (Loss)	(278,912)	(197,136)
Other Income (Expense)		
Interest Income	235	43
Interest Expense	(4,018)	(247)
Total Other Income (Expense)	(3,783)	(204)
Net Income (Loss)	(282,695)	(197,340)

Clarity Consulting Corporation
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2024 and 2023

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2023	**11,354,185**	**$ 283,855**	**$ 117,520**	**$ (502,501)**	**$ (101,126)**
Net Income (Loss)	-	-	-	(197,340)	(197,340)
Issuance of Common Stock	905,788	22,644	289,356	-	312,000
Balance at December 31, 2023	**12,259,973**	**306,499**	**406,876**	**(699,841)**	**13,534**
Net Income (Loss)				(282,695)	(282,695)
Issuance of Common Stock	670,185	16,755	523,968	273,517	814,240
Owner Contributions	-	-	-	-	-
Balance at December 31, 2024	**12,930,158**	**$ 323,254**	**$ 930,844**	**$ (709,019)**	**$ 545,079**

Clarity Consulting Corporation
Statement of Cash Flows (Unaudited)
As of December 31, 2024 and 2023

	2024	2023
Cash Flows		
Cash Flows From Operating Activities		
Net Income (Loss)	$ (282,695)	$ (197,340)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used In)		
Operating Activities		
Depreciation and Amortization	25,239	15,184
(Increase) Decrease in Operating Assets, Net of Effects of Businesses Acquired		
Accounts Receivable	(10,225)	(4,840)
Related Party Receivables	-	-
Prepaid Expenses	-	(785)
Other Assets	(8,000)	(9,250)
Increase (Decrease) in Operating Liabilities, Net of Effects of Businesses Acquired		
Accounts Payable and Accrued Liabilities	-	(7,274)
Income Tax Payable	-	(347)
Net Cash Provided By (Used In) Operating Activities	(275,681)	(204,652)
Cash Flows from Investing Activities		
Purchase of Property, Plant & Equipment	-	(45,713)
Purchase of Intangible Assets	(37,084)	(28,012)
Net Cash Provided By (Used In) Investing Activities	(37,084)	(73,725)
Cash Flows from Financing Activities		
Proceeds from Issuance of Debt	-	38,614
Proceeds from Issuance of Common Stock	339,904	312,000
Net Cash Provided By (Used In) Financing Activities	339,904	350,614
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	27,139	72,237
Cash, Cash Equivalents, and Restricted Cash at Beginning of Year	75,856	3,619
Cash, Cash Equivalents, and Restricted Cash at End of Year	102,995	75,856

Clarity Consulting Corporation
Balance Sheet (Unaudited)
As of December 31, 2023 and 2022

	Note	2023	2022
Assets			
Current Assets			
Cash and cash equivalents	1.g	$ 75,856	$ 3,619
Receivables	1.h	4,840	-
Prepaid expenses		3,000	2,215
Employee advances		9,250	-
Total Current Assets		92,946	5,834
Noncurrent Assets			
Property, plant, and equipment, net	2	44,611	-
Related party loans, noncurrent	4	50,000	50,000
Intangible assets, net	5	186,978	173,049
Total Noncurrent Assets		281,589	223,049
Total Assets		374,535	228,883
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	3	300,158	307,432
Debt, current	6	4,514	-
Income tax liabilities, current	1.f	22,230	22,577
Total Current Liabilities		326,902	330,009
Noncurrent Liabilities			
Debt, noncurrent	6	34,099	-
Total Noncurrent Liabilities		34,099	-
Total Liabilities		361,001	330,009
Stockholders' Equity	7		
Common stock, authorized 20,000,000 shares; 12,259,973 and 11,354,185 shares issued and outstanding at December 31, 2023 and 2022, respectively; $0.025 par value per share		306,499	283,855
Additional paid-in capital		406,876	117,520
Accumulated Deficit		(699,841)	(502,501)
Total Stockholders' Equity		13,534	(101,126)
Total Liabilities & Stockholders' Equity		$ 374,535	$ 228,883

4

Clarity Consulting Corporation
Statement of Income (Unaudited)
For the years ended December 31, 2023 and 2022

	Note	2023	2022
Revenues	8	$ 573,590	$ 480,458
Operating Expenses			
Salaries, payroll taxes and benefits		433,329	371,490
Research and development of software	1.k	187,516	5,000
Communications and information technology		29,796	24,127
Office supplies		27,616	18,974
Travel		17,214	9,793
Legal and other professional fees and services		11,115	3,758
Automobile		10,993	11,721
Bad debt expense		9,814	4,325
Other operating expense		7,992	9,936
Rent		7,777	8,216
Memberships and licenses		3,479	2,339
Insurance		2,995	1,082
Repairs and maintenance	1.o	1,850	-
Training		1,556	849
Charitable contributions and donations		1,500	1,915
Advertising and promotion	1.n	1,000	-
Depreciation		1,102	-
Goodwill and intangible asset amortization		14,082	12,190
Total Operating Expenses		770,726	485,715
Operating Income (Loss)		(197,136)	(5,257)
Other Income (Expense)			
Interest income		43	1
Interest expense		(247)	-
Total Other Income (Expense)		(204)	1
Net Income (Loss)		$ (197,340)	$ (5,256)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Clarity Consulting Corporation
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2023 and 2022

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2022	11,261,060	$ 281,527	$ 44,848	$ (497,245)	$ (170,870)
Net income (loss)	-	-	-	(5,256)	(5,256)
Issuance of common stock	93,125	2,328	72,672	-	75,000
Balance at December 31, 2022	11,354,185	283,855	117,520	(502,501)	(101,126)
Net income (loss)	-	-	-	(197,340)	(197,340)
Issuance of common stock	905,788	22,644	289,356	-	312,000
Owner contributions	-	-	-	-	-
Balance at December 31, 2023	12,259,973	$ 306,499	$ 406,876	$ (699,841)	$ 13,534

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Clarity Consulting Corporation
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2023 and 2022

	2023	2022
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (197,340)	$ (5,256)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	15,184	12,190
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	(4,840)	(1,337)
Related party receivables	-	(50,000)
Prepaid expenses	(785)	-
Other assets	(9,250)	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	(7,274)	(8,582)
Income tax payable	(347)	-
Net Cash Provided by (Used in) Operating Activities	(204,652)	(52,985)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(45,713)	-
Purchase of intangible assets	(28,012)	(20,975)
Net Cash Provided by (Used in) Investing Activities	(73,725)	(20,975)
Cash Flows from Financing Activities		
Proceeds from issuance of debt	38,614	-
Proceeds from issuance of common stock	312,000	75,000
Net Cash Provided by (Used in) Financing Activities	350,614	75,000
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	72,237	1,040
Cash, cash equivalents, and restricted cash at beginning of year	3,619	2,579
Cash, Cash Equivalents, and Restricted Cash at End of Year	75,856	3,619

Supplemental Cash Flow Information
  Cash Paid During the Year for

	2023	2022
Interest	247	-
Income taxes	$ 347	$ -